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                                                                    EXHIBIT 21


                          SUBSIDIARIES OF THE COMPANY


The Company has recently formed two subsidiaries, Kalimantan Resources, Ltd., and Equatorial Resources, Ltd. Both companies were organized under the laws of the British Virgin Islands. Kalimantan Resources, Ltd., is wholly owned by the Company while Equatorial Resources, Ltd., is 80% owned by the Company.